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                                   EXHIBIT 7.2


Analysts International Corporation
Pro Forma Condensed Combining Balance Sheet
As of December 31, 1999
(unaudited)
(in thousands)


                                                                                        Pro Forma         Pro Forma
                                                              Analysts     Sequoia     Adjustments         Combined
                                                              --------     -------     -----------         --------
ASSETS
    Cash                                                     $ 35,081      $   117     $  (33,500)  1     $  1,698
    Accounts Receivable, net                                   87,295       11,378                          98,673
    Inventory                                                                  529                             529
    Prepaid expenses and other current assets                   3,815          674                           4,489
                                                              --------     --------    -----------         --------
                                                              126,191       12,698        (33,500)         105,389

    Property and equipment, net                                28,422        2,212                          30,634
    Intangible assets, net                                      6,699       20,303        18,300   2        45,591
                                                                                             289   3
    Other assets                                               10,253          413          (413)  4        10,253
                                                              --------     --------      --------          --------
                                                             $171,565      $35,626     $ (15,324)         $191,867
                                                              ========     ========      ========          ========


LIABS & SHAREHOLDERS EQUITY
    Accounts payable                                         $ 30,520      $ 2,113     $     289   3      $ 32,922
    Dividends payable                                           2,258                                        2,258
    Salaries and vacations                                      7,864        4,869                          12,733
    Other, primarily self-insurance health care reserves        3,325                                        3,325
    Income tax payable                                              -        1,380                           1,380
                                                              --------     --------      --------          --------
                Total Current Liabilities                      43,967        8,362           289            52,618


    Long-term debt                                             20,000          431        10,000   1        30,431

    Other long-term liabilities                                 7,848           22           (19)  4         7,851

    Minority interest                                                                      1,217   4         1,217

    Shareholders' equity                                       99,750       26,811       (26,811)  4        99,750
                                                              --------     --------      --------          --------
  Total                                                      $171,565      $35,626     $ (15,324)         $191,867
                                                              ========     ========      ========          ========


See notes to pro forma condensed combining financial statements.

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Analysts International Corporation
Pro Forma Condensed Combining Statement of Operations
Fiscal Year Ended June 30, 1999
(Dollars in thousands except per share data)
(unaudited)


                                                                                                       Pro Forma        Pro Forma
                                                                      Analysts          Sequoia       Adjustments       Combined
                                                                ----------------    ---------------  ------------  ----------------
 Sales:
    Provided directly                                           $       480,790     $       52,061                 $       532,851
    Provided through sub-suppliers                                      139,366                                            139,366
                                                                ----------------    ---------------                ----------------
                                                                        620,156             52,061                         672,217

Expenses
    Salaries, contracted services and direct charges                    486,816             34,059                         520,875
    Selling, administrative and other operating costs                    97,302             17,849   $    457    6         115,608

                                                                ----------------    ---------------  ------------  ----------------
                                                                        584,118             51,908        457              636,483

                                                                ----------------    ---------------  ------------  ----------------
Operating income                                                         36,038                153       (457)              35,734

Non-operating income                                                      1,408                  -      1,408    7               -
Interest expense                                                            178                 12      1,522    7           1,712


                                                                ----------------    ---------------  ------------  ----------------
Income before income taxes & minority interest                           37,268                141     (3,387)              34,022

Provision for income taxes                                               14,535              1,197     (2,123)   8          13,609

Minority interest in loss                                                                                 296    5             296

                                                                ----------------    ---------------  ------------  ----------------
Net Income (Loss)                                               $        22,733     $       (1,056)  $ (1,560)     $        20,117
                                                                ================    ===============  ============  ================


Per common share:

        Net Income (basic)                                      $          1.01                                    $          0.89

        Net Income (diluted)                                    $          1.00                                    $          0.88


Average common shares outstanding                                    22,524,000                                         22,524,000

Average common and common equivalent shares outstanding              22,732,000                                         22,732,000


See notes to pro forma condensed combining financial statements.

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Analysts International Corporation
Pro Forma Condensed Combining Statement of Operations
Six Months Ended December 31, 1999
(Dollars in thousands except per share data)
(unaudited)

                                                                                                  Pro Forma           Pro Forma
                                                               Analysts           Sequoia        Adjustments           Combined
                                                           ---------------    ---------------  ---------------    -----------------
 Sales:
        Provided directly                                  $      216,633     $       31,714                      $        248,347
        Provided through sub-suppliers                             71,281                                                   71,281
                                                           ---------------    ---------------                     -----------------
                                                                  287,914             31,714                               319,628

Expenses
        Salaries, contracted services and direct charges          231,322             19,740                               251,062
        Selling, administrative and other operating costs          47,001             10,952   $       193   6              58,146

                                                           ---------------    ---------------  ---------------    -----------------
                                                                  278,323             30,692           193                 309,208

                                                           ---------------    ---------------  ---------------    -----------------
Operating Income                                                    9,591              1,022          (193)                 10,420

Non-operating income                                                1,129                             (921)  7                 208
Interest expense                                                      702                 12           425   7               1,139
                                                           ---------------    ---------------  ---------------    -----------------
Income before income taxes & minority interest                     10,018              1,010        (1,539)                  9,489

Provision for income taxes                                          3,908                837          (950)  8               3,795

Minority interest in income                                                                            295   5                 295

                                                           ---------------    ---------------  ---------------    -----------------
Net income                                                 $        6,110     $          173          (884)       $          5,399
                                                           ===============    ===============  ===============    =================



Per common share:

        Net Income (basic)                                 $         0.27                                         $           0.24

        Net Income (diluted)                               $         0.27                                         $           0.24


Average common shares outstanding                              22,563,000                                               22,563,000

Average common and common equivalent shares outstanding        22,625,000                                               22,625,000


See notes to pro forma condensed combining financial statements.

Analysts International Corporation
Notes to Pro Forma Condensed Combining Financial Statements


1.       Acquisition of Sequoia NET.com

         On April 25, 2000, pursuant to a Stock Purchase Agreement dated April 12, 2000 (the "Agreement") among Analysts International Corporation (the "Company") and Panurgy Corporation, the parent company of Sequoia NET.com ("Sequoia"), the Company purchased 80.1% of the outstanding Common Stock of Sequoia (the "Acquisition"). The negotiated value for the purchase of the stock of Sequoia was approximately $43.5 million. Such $43.5 million amount was paid using funds from the Company's working capital and the Company's line of credit.

2.       Pro forma adjustments

         The accompanying pro forma financial statements are presented in accordance with Article 11 of Regulation S-X.

         The unaudited pro forma condensed combining balance sheet has been prepared as if the Acquisition, which was accounted for as a purchase, was completed as of December 31, 1999. The aggregate purchase price of $43.5 million, plus $289,000 of costs directly attributable to the completion of the acquisition have been allocated to the assets and liabilities acquired. The excess of the purchase price over the fair value of the tangible assets acquired will be allocated to identifiable intangible assets including the customer list, in-place workforce, software tools, and goodwill based on an independent appraisal of the fair market value of those assets. The intangible assets are expected to have economic lives ranging from 5 to 18 years.

         To prepare the pro forma unaudited condensed combining statement of operations, the Company's statement of operations for the year ended June 30, 1999 has been combined with the statement of operations of Sequoia, for the year ended June 30, 1999. Also, the Company's statement of operations for the six months ended December 31, 1999 has been combined with the statement of operations of Sequoia, for the six months ended December 31, 1999. For purposes of this combination, Sequoia's audited financial statements have been adjusted to conform to the fiscal periods of Analysts International. This method of combining the companies is for the presentation of unaudited condensed combining financial statements only. Actual statements of operations of the companies will be combined from the effective date of the Acquisition, with no retroactive restatement.

         The unaudited pro forma condensed combining financial statements should be read in conjunction with the historical financial statements of the Company and Sequoia.

         The following pro forma adjustments have been made to the pro forma condensed combining financial statements.

         (1) Reflects cash used and debt incurred by the Company for the Acquisition.
         (2) Reflects the allocation of the excess of the purchase price over tangible net assets to the intangible assets identified in the purchase price allocation.

         (3) Reflects the accrual of costs directly attributable to the completion of the acquisition.
         (4) Reflects the application of purchase accounting including the elimination of certain intercompany account balances, elimination of Sequoia's shareholders' equity, and the establishment of the minority Interest.
         (5) Reflects the minority shareholders' interest in the earnings of Sequoia.
         (6) Reflects pro forma amortization of the purchased intangibles of $3,000,000 for the year ended June 30, 1999 and $1,500,000 for the six months ended December 31, 1999 and the elimination of the amortization included in Sequoia's historical financial statements.
         (7) Reflects the reduction of interest income as a result of the use of excess cash for the acquisition, and an increase in interest expense as a result of the increase in the line of credit balance.
         (8) Reflects the tax effect of the above adjustments plus a reduction in Sequoia's historical effective rate due to the fact the original goodwill resulting from the acquisition of Sequoia by Panurgy was not deductible.